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June 17, 2013

Writer’s Direct Contact 916.325.1309 CFarman@mofo.com

Mr. Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.
Amendment No. 2 to
Confidential Draft Registration Statement on Form S-1
Submitted November 9, 2012
File No. 377-00033

Dear Mr. Dobbie:

We enclose herewith, on behalf of Marrone Bio Innovations, Inc. (the “Company”), clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated November 28, 2012. Amendment No. 3 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Item 15. Recent Sales of Unregistered Securities, page II-2

1.	Please revise to reflect the October 2012 issuances of the Convertible Note, the Senior Note, and the Subordinated Convertible Note and file the Senior Note and Subordinated Convertible Note as exhibits. We note in this regard your disclosure on pages F-49 and F-50.

Response: The Company has revised this item to reflect all issuances of unregistered securities since December 31, 2009, including the October 2012 issuances of the Convertible Note (now referred to in Amendment No. 3 as the “October 2012 Convertible Note”), the Senior Note (now referred to in Amendment No. 3 as the “October 2012 Junior Secured Promissory Notes”), and the Subordinated Convertible Note (now referred to in Amendment No. 3 as the October 2012 Subordinated Convertible Note”), as well as all additional debt issuances thereafter. The Company confirms that it has filed the relevant note purchase agreements, with attached forms of notes, as exhibits to Amendment No. 3, and the exhibit index in Amendment No. 3 has been updated accordingly.

Justin Dobbie

June 17, 2013

Page Two

Other

2.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements in compliance with Rule 3-12 of Regulation S-X.

3.	Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

Response: The Company confirms that upon filing a Form S-1, the Company will provide a currently dated consent from its independent registered public accounting firm.

We appreciate your time and attention to this Amendment No. 3, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (916) 325-1309.

Sincerely,

Charles S. Farman, Esq.

cc:	J. Nolan McWilliams, Esq. (Division of Corporate Finance)
Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)
Donald J. Glidewell (Marrone Bio Innovations, Inc.)
Andrew D. Thorpe, Esq. (Morrison & Foerster LLP)
Alfredo B. D. Silva, Esq. (Morrison & Foerster LLP
Christopher M. Kelly, Esq. (Jones Day)
Boris Dolgonos, Esq. (Jones Day)

Enclosures